EXHIBIT 99.1
TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
News Release
Communiqué de Presse

Paris, May 4, 2007
Total reports strong first quarter 2007 results
Main results for the first quarter 20071

• Adjusted net income2-3	3.0 billion euros	-11%
	3.9 billion dollars	-3%

	1.31 euros per share	-9%
	1.72 dollars per share	-1%
Highlights since the start of the first quarter 2007

•	Upstream production of 2,431 kboe/d in the first quarter 2007
▪	Dalia successfully reached 240 kb/d plateau in mid-April

▪	OPEC reduction impact of -37 kb/d
•	Launching development of the Jura field as a satellite to Alwyn
•	Successful exploration
▪	Promising discoveries and launching of development studies for Egina, a new pole in deep-offshore Nigeria

▪	Two major discoveries near Moho Bilondo in deep-offshore Congo

▪	Four new oil discoveries on ultra-deep offshore Block 32 and deep-offshore Block 14 in Angola

▪	New exploration blocks in Indonesia, Australia, Alaska and the UK North Sea
•	Finalized negotiations to acquire interests in Blocks 15/06 and 17/06 in Angola

[1]	percent changes are relative to the first quarter 2006.

[2]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger. First quarter net income (Group share) was 3,049 million euros.

[3]	dollar amounts represent euro amounts converted at the average exchange rate for the period (1.3106 $/€ in the first quarter 2007, 1.2023 $/€ in the first quarter 2006, 1.2887 $/€ in the fourth quarter 2006).

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
The Board of Directors of Total, led by Chairman Thierry Desmarest, met on May 3, 2007 to review the first quarter 2007 accounts. Commenting on the results, CEO Christophe de Margerie said:
« In the first quarter 2007, the average Brent oil price decreased by 6% compared to the same quarter a year ago and gas prices fell sharply in the UK. The Downstream and Chemicals segments benefited from strong demand while refinery throughput was constrained by a number of maintenance shut-downs.
In this context, the adjusted earnings per share expressed in dollars showed only a limited decrease of 1% compared to the first quarter 2006 and an increase of 12% compared to the fourth quarter 2006. Profitability at the business segment level remained strong at 28%.
This performance, which is among the best in the industry, shows that Total managed to maintain the quality of its portfolio and its investment and project management discipline while accelerating its growth effort and facing continued pressure from rising costs.
The successful ramp-up of the Dalia field in Angola, which is already at its plateau, and the start-ups of Rosa in Angola and Dolphin in Qatar, planned for the second and third quarters of this year, confirm that we are returning to a period of growth.
Total is pursuing its strategy of profitable growth over the long term, supported by continued exploration success, improvements to its refining and petrochemical facilities, and increased efforts in research and development to meet the new challenges facing the energy industry and the environment. »
• Key figures and consolidated accounts of Total4

in millions of euros,				1Q07 vs
except earnings per share and number of shares	1Q07	4Q06	1Q06	1Q06
Sales	37,043	36,433	38,103	-3%
Adjusted operating income from business segments	5,729	5,454	6,688	-14%
Adjusted net operating income from business segments	2,948	2,689	3,240	-9%

• Upstream	1,961	1,885	2,400	-18%
• Downstream	708	549	650	+9%
• Chemicals	279	255	190	+47%
Adjusted net income	2,992	2,737	3,376	-11%
Adjusted fully-diluted earnings per share (euros)	1.31	1.20	1.45	-9%
Fully-diluted weighted-average shares (millions)	2,280.9	2,288.1	2,335.8	-2%

Net income (Group share)	3,049	2,225	3,683	-17%

Investments	2,414	3,656	2,750	-12%
Divestments (at selling price)	244	1,071	397	-39%
Cash flow from operations	6,388	2,123	4,839	+32%
Adjusted cash flow from operations	4,116	3,454	4,287	- 4%

[4]	adjusted income (adjusted operating income, adjusted net operating income and adjusted net income) is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are listed on page 13; first quarter 2006 results, with the exception of net income, have been restated for the Arkema spin-off per IFRS.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
• First quarter 2007 results
     > Operating income
In the first quarter 2007, the average Brent price was 57.8 $/b, a decrease of 6% compared to the first quarter 2006 and 3% compared to the fourth quarter 2006.
The European refining margin indicator (TRCV) averaged 33 $/t in the first quarter 2007, an increase of 28% compared to the first quarter 2006 and 45% compared to the fourth quarter 2006.
Petrochemical margins in Europe were higher relative to the first quarter 2006 but slightly lower relative to the fourth quarter 2006. In the US, first quarter 2007 margins were sharply lower compared to both periods.
The euro/dollar exchange rate was 1.31 $/€ compared to 1.20 $/€ in the first quarter 2006 and 1.29 $/€ in the fourth quarter 2006.
In this context, adjusted operating income from the business segments was 5,729 million euros (M€), a 14% decrease compared to the first quarter 20065.
Adjusted net operating income from the business segments was 2,948 M€, a 9% decrease compared to the first quarter 2006. The lower percentage decrease relative to the decrease in operating income is mainly due to the Upstream segment, which has a higher effective tax rate, representing a smaller proportion of the results compared to a year ago.
     > Net income
Adjusted net income was 2,992 M€, an 11% decrease compared to the first quarter 2006. This excludes the after-tax inventory effect, special items, and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
The after-tax inventory effect had a positive impact on net income of 133 M€ in the first quarter 2007 and of 280 M€ in the first quarter 2006.
There were no special items in the first quarter 2007. In the first quarter 2006, special items had a positive impact on net income of 110 M€ and were composed mainly of gains on the sale of Upstream assets in the US.
The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had an impact on net income of -76 M€ in the first quarter 2007 and -83 M€ in the first quarter 2006.
Reported net income was 3,049 M€ compared to 3,683 M€ in the first quarter 2006.
The effective tax rate6 for the Group was 54% in the first quarter 2007, a decrease compared to 55% in the first quarter 2006 and close to 57% in the fourth quarter 2006.
In the first quarter 2007, the Group bought back 6 million of its shares for 306 M€. The number of fully-diluted shares at March 31, 2007 was 2,278.1 million compared to 2,285.2 million at December 31, 2006 and 2,333.7 million at March 31, 2006.
Adjusted fully-diluted earnings per share, based on 2,280.9 million fully-diluted weighted-average shares was 1.31 euros, a decrease of 9% compared to the first quarter 2006, which is a smaller decrease than shown for adjusted net income due to the accretive effect of the share buybacks. Adjusted fully-diluted earnings per share, expressed in dollars, decreased by 1%.

[5]	there were no special items affecting operating income from the business segments in the first quarter 2007; in the first quarter 2006, special items were composed of a 5 M€ charge related to the spin-off of Arkema.

[6]	defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
     > Investments – divestments
Investments were 2,414 M€ (or 3,164 M$) in the first quarter 2007 compared to 2,750 M€ (or 3,306 M$) in the first quarter 2006.
Divestments in the first quarter 2007 were 244 M€ and included the sale of Upstream assets among which Canyon Express and the Aconcagua field in the Gulf of Mexico. Divestments in the first quarter 2006 were 397 M€.
Net investments in the first quarter 2007 were 2,844 M$ compared to 2,829 M$ in the first quarter 2006.
     > Cash flow
Cash flow from operations was 6,388 M€, an increase of 32% compared to the first quarter 2006. This includes a 2,098 M€ reduction in working capital in the first quarter 2007, mainly due to a temporary increase in liabilities related to the timing of payments for taxes on refined products and income.
Adjusted cash flow from operations (cash flow from operations before changes in working capital at replacement cost) decreased by 4% to 4,116 M€.
Net cash flow 7 was 4,218 M€ compared to 2,486 M€ in the first quarter 2006.
The net-debt-to-equity ratio was 23% at March 31, 2007 compared to 34% at December 31, 2006 and 26% at March 31, 20068.

[7]	net cash flow = cash flow from operations + divestments – investments.

[8]	calculation shown on page 14.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
• Upstream
     > Liquids and gas price realizations*

				1Q07 vs
	1Q07	4Q06	1Q06	1Q06
Brent ($/b)	57.8	59.6	61.8	-6%
Average liquids price ($/b)	55.0	57.1	58.8	-6%
Average gas price ($/MBtu)	5.69	6.16	6.16	-8%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts
The decrease in Total’s average realized price for liquids was in line with the decrease in the Brent price. However, with the exception of the UK market, gas price realizations were higher in the Group’s main gas producing zones in the first quarter 2007 compared to the first quarter 2006.
     > Production

				1Q07 vs
Hydrocarbon production	1Q07	4Q06	1Q06	1Q06
Combined production (kboe/d)	2,431	2,403	2,440	—

• Liquids (kb/d)	1,551	1,513	1,560	-1%
• Gas (Mcf/d)	4,781	4,989	4,795	—
Hydrocarbon production was 2,431 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2007 compared to 2,440 kboe/d in the first quarter 2006, mainly as a result of:
•	+3% due to the positive impact of new field start-ups, partially offset by normal declines on mature fields,

•	-1.5% due to OPEC reductions in Libya, Abu Dhabi and Venezuela,

•	-1% due to divestments and other portfolio changes,

•	-1% due to the impact of shut-downs in the Niger Delta because of security issues.
Excluding the effects of portfolio changes and OPEC reductions, underlying production growth was 2%.
Compared to the fourth quarter 2006, production increased by 1.2%, mainly due to production ramp-up at the Dalia field. Excluding the impact of OPEC reductions imposed by Venezuela on heavy-oil projects, the underlying growth was more than 2%. There were no significant portfolio changes between the fourth quarter 2006 and the first quarter 2007.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
     > Results

				1Q07 vs
in millions of euros	1Q07	4Q06	1Q06	1Q06
Adjusted operating income*	4,375	4,330	5,601	-22%
Adjusted net operating income*	1,961	1,885	2,400	-18%
• Income from equity affiliates	175	176	143	+22%

Investments	1,989	2,638	2,081	-4%
Divestments at selling price	173	523	353	-51%
Cash flow	4,335	1,788	3,831	+13%
Adjusted cash flow (M€)	2,966	2,371	3,266	-9%

*	detail of adjustment items shown in business segment information
Adjusted net operating income for the Upstream segment was 1,961 M€, a decrease of 18% compared to the first quarter 2006.
Expressed in dollars, the decrease in adjusted net operating income for the Upstream segment was 11%, reflecting mainly the lower hydrocarbon prices and, to a lesser extent, the increase in production costs and exploration activity.
The average Upstream segment tax rate was 60% in the first quarter 2007, stable compared to the first quarter 2006. The increase in tax rates in the UK and Venezuela was offset by a favorable mix effect and by the impact of lower hydrocarbon prices.
The increase in income from equity affiliates reflects mainly the growth from Trains 4 and 5 at Nigeria LNG.
Compared to the fourth quarter 2006, adjusted net operating income for the Upstream segment expressed in dollars increased by 6%, essentially due to the increase in production and the decrease in the effective tax rate.
The return on average capital employed (ROACE9) for the Upstream segment was 34% for the twelve months ended March 31, 2007 compared to 35% for the full year 2006.
The 2007 investment program for the Upstream segment is proceeding as planned.

[9]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 15.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Downstream
     > Refinery throughput and utilization rates*

				1Q07 vs
	1Q07	4Q06	1Q06	1Q06
Total refinery throughput (kb/d)	2,421	2,435	2,421	—

• France	988	971	899	+10%
• Rest of Europe	1,167	1,210	1,217	-4%
• Rest of world	266	254	305	-13%
Utilization rates

• Based on crude only	87%	86%	86%	ns
• Based on crude and other feedstock	90%	90%	89%	ns

* includes share of CEPSA
The first quarter 2007 included three partial turnarounds: the distillation unit at Port Arthur and the catalytic crackers at the Donges and Antwerp refineries.

The first quarter 2006 included a major turnaround for maintenance at the Provence refinery and a 3-week shutdown of the Flanders refinery.

In the fourth quarter 2006, there was a major shut-down of the cracker at Port Arthur.
The utilization rate for the distillate hydro-cracker in Normandy, which started up in 2006, was close to 90% on average in the first quarter 2007.
     > Results

in millions of euros,				1Q07 vs
except European refining margin indicator	1Q07	4Q06	1Q06	1Q06

European refining margin indicator — TRCV ($/t)	33.0	22.8	25.8	+28%

Adjusted operating income* (M€)	973	750	856	+14%

Adjusted net operating income* (M€)	708	549	650	+9%
• Income from equity affiliates	63	63	61	+3%

Investments (M€)	244	703	321	-24%

Divestments (M€) at selling price	22	275	13	+69%

Cash flow (M€)	1,905	261	1,201	+59%

Adjusted cash flow (M€)	1,039	844	831	+25%

*  detail of adjustment items shown in business segment information
Adjusted net operating income for the Downstream segment was 708 M€ in the first quarter 2007 compared to 650 M€ in the first quarter 2006, an increase of 9%. Expressed in dollars, the increase was 19%. This reflects mainly the stronger European refining margins, which were fueled by higher gasoline prices in the Atlantic Basin in a context of heavy maintenance activity that limited available supplies. The Downstream also benefited from the start-up of the distillate hydro-cracker in Normandy as well as good performance from Marketing and ongoing productivity programs.
The Downstream segment ROACE for the twelve months ended March 31, 2007 was 25% compared to 23% for the full year 2006.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Chemicals
     > Results

				1Q07 vs
in millions of euros	1Q07	4Q06	1Q06	1Q06
Sales	4,995	4,610	4,689	+7%

• Base chemicals	3,151	2,891	2,863	+10%
• Specialties	1,844	1,719	1,826	+1%

Adjusted operating income*	381	374	231	+65%
Adjusted net operating income*	279	255	190	+47%

• Base chemicals	189	168	78	+142%
• Specialties	93	82	103	-10%

Investments	173	293	324	-47%
Divestments at selling price	47	29	28	+68%
Cash flow	107	725	(37)	ns
Adjusted cash flow	329	331	305	+8%

*  detail of adjustment items shown in business segment information
Sales for the Chemicals segment increased by 7% to 4,995 M€ in the first quarter 2007 from 4,689 M€ in the first quarter 2006.
Adjusted net operating income for the Chemicals segment was 279 M€, an increase of 47% compared to the first quarter 2006.
Petrochemicals performed well, benefiting from higher cracker utilization rates and more favorable market conditions in Europe than in the US, due to stronger demand for polymers.
The Chemicals segment ROACE for the twelve months ended March 31, 2007 was nearly 14% compared to 13% for the full year 2006.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Summary and outlook
The ROACE for the Group was 26% for the twelve months ended March 31, 2007, stable compared to the Group ROACE for the full year 2006.

Return on equity for the same periods was 31% and 33%, respectively.
Implementation of the investment program is proceeding as planned.
The Group confirms its objective to maintain its net-debt-to-equity ratio at around 25% to 30%.
Pending approval at the shareholder’s meeting on May 11, 2007, Total S.A. will pay the remaining 1 euro per share of the 2006 dividend10 on May 18, 2007.
Since the start of the second quarter 2007, oil prices have moved higher due to market concerns over global supplies and the impact of OPEC reductions on production. Refining margins have been on average higher than in the first quarter.
The Group’s production growth is expected to be substantial in 2007, mainly due to the start-up of Dalia, to be followed by Rosa and Dolphin; however, it should be lower than 6%, because of the now lower-than-expected contributions from Azerbaijan and Venezuela as well as the persistent uncertainties surrounding the situation in Nigeria.
The Group is confident of achieving its target of more than 5% production growth on average through 201011 and is continuing to improve visibility for the longer term thanks to the satisfactory progress on Total-operated development projects, continued exploration success, particularly in West Africa, and ongoing negotiations to secure major new projects.
♦   ♦   ♦
To listen to the conference call with CFO Robert Castaigne and financial analysts today at 15:00 (Paris time) please call +44 (0)161 601 89 18 in Europe or +1 866 793 42 77 in the US (access code : Total) or log on to the company website www.total.com. For a replay, dial +44 (0)207 075 32 14 in Europe or 1 866 828 22 61 in the US (code : 195703).

[10]	including the interim dividend of 0.87 euros per share paid in November 2006, the 2006 dividend will be 1.87 euros per share.

[11]	based on Brent at 60 $/b in 2007 and 40 $/b thereafter.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
The March 31, 2007 notes to the consolidated accounts are available on the Total web site (www.total.com). This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
In accordance with IAS 2, the Group values inventories of crude oil and petroleum products in the financial statements in accordance with the FIFO (First in, First out) method and other inventories using the weighted-average cost method. However, in the note setting forth information by business segment, the Group continues to present the results for the Downstream segment according to the replacement cost method and those of the Chemicals segment according to the LIFO (Last in, First out) method in order to ensure the comparability of the Group’s results with those of its main competitors, notably from North America. The inventory valuation effect is the difference between the results according to the FIFO method and the results according to the replacement cost or LIFO method.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Operating information by segment
First quarter 2007
● Upstream

Combined liquids and gas production				1Q07 vs
by region (kboe/d)	1Q07	4Q06	1Q06	1Q06

Europe	746	752	778	-4%
Africa	784	729	742	+6%
North America	26	28	13	+100%
Far East	256	258	253	+1%
Middle East	402	416	411	-2%
South America	206	211	236	-13%
Rest of world	11	9	7	+57%

Total production	2,431	2,403	2,440	—

				1Q07 vs
Liquids production by region (kb/d)	1Q07	4Q06	1Q06	1Q06
Europe	373	371	378	-1%
Africa	679	633	656	+4%
North America	17	17	2	+750%
Far East	30	28	29	+3%
Middle East	341	353	357	-4%
South America	102	103	131	-22%
Rest of world	9	8	7	+29%

Total production	1,551	1,513	1,560	-1%

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

				1Q07 vs
Gas production by region (Mcfd)	1Q07	4Q06	1Q06	1Q06
Europe	2,019	2,073	2,172	-7%
Africa	541	510	457	+18%
North America	45	55	63	-29%
Far East	1,260	1,417	1,238	+2%
Middle East	326	334	284	+15%
South America	580	598	579	—
Rest of world	10	2	2	+400%

Total production	4,781	4,989	4,795	—
● Downstream

				1Q07 vs
Refined product sales by region (kb/d)*	1Q07	4Q06	1Q06	1Q06
Europe	2,655	2,720	2,689	-1%
Africa	333	343	319	+4%
Americas	597	480	626	-5%
Rest of world	221	185	230	-4%

Total	3,806	3,728	3,864	-2%

*   includes trading and equity share of CEPSA

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Adjustment items
● Adjustments to operating income from the business segments

in millions of euros	1Q07	4Q06	1Q06
Special items affecting operating income from the business segments	—	—	(5)

• Restructuring charges	—	8	—
• Impairments	—	(11)	—
• Other	—	3	(5)
Pre-tax inventory effect : FIFO vs. replacement cost	174	(389)	373

Total adjustments affecting operating income from the business segments	174	(389)	368
● Adjustments to net income (Group share)

in millions of euros	1Q07	4Q06	1Q06
Special items affecting net income (Group share)	—	(18)	110

• Equity share of special items recorded by Sanofi-Aventis	—	(46)	2
• Gain on asset sales	—	174	130
• Restructuring charges	—	(15)	(15)
• Impairments	—	(8)	—
• Other	—	(123)	(7)
Adjustment related to the Sanofi-Aventis merger* (share of amortization of intangible assets)	(76)	(58)	(83)
After-tax inventory effect : FIFO vs. replacement cost	133	(436)	280

Total adjustments to net income	57	(512)	307

*	based on 13% participation in Sanofi-Aventis at 3/31/2007, 12/31/2006, and 3/31/2006

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Net-debt-to-equity ratio

in millions of euros	3/31/07	12/31/06	3/31/06
Current borrowings	9,625	5,858	12,618
Net current financial assets	(10,918)	(3,833)	(10,598)
Non-current financial debt	13,836	14,174	13,491
Hedging instruments of non-current debt	(291)	(486)	(453)
Cash and cash equivalents	(2,962)	(2,493)	(4,313)
Net debt	9,290	13,220	10,745

Shareholders equity	42,866	40,321	43,170
Estimated dividend payable	(3,305)	(2,258)	(2,941)
Minority interests	868	827	913
Equity	40,429	38,890	41,142

Net-debt-to-equity ratio	23.0%	34.0%	26.1%
Effective tax rates

Effective tax rates *	1Q07	4Q06	1Q06
Upstream	60.3%	62.1%	60.3%
Group	54.0%	56.6%	55.5%

*  tax on adjusted net operating income / (adjusted net operating income — income from affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income)
2007 Sensitivities*

			Impact on operating	Impact on net
	Scenario	Change	income (e)	operating income (e)
€/$	1.25 $/€	+0.1 $ per €	-2.2 B€	-1.1 B€
Brent	60 $/b	+1 $/b	+0.38 B€	+0.15 B€
European refining margin indicator TRCV	30 $/t	+1 $/t	+0.09 B€	+0.06 B€

*  sensitivities revised once per year upon publication of the previous year fourth quarter results

TOTAL
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel. : + 33 (0) 1 47 44 67 12
IPhilippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 147 44 21 19
Lisa WYLER
Tel. +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Return on average capital employed
● For the twelve months ended March 31, 2007

in millions of euros	Upstream	Downstream	Chemicals **	Segments	Group
Adjusted net operating income	8,270	2,842	973	12,085	12,855
Capital employed at 3/31/06*	23,282	11,296	7,187	41,765	49,615
Capital employed at 3/31/07*	24,808	11,442	7,129	43,379	50,773
ROACE	34.4%	25.0%	13.6%	28.4%	25.6%

*   at replacement cost (excluding after-tax inventory effect)
**  capital employed for Chemicals reduced for the Toulouse-AZF provision of 122 M€ pre-tax at 3/31/06 and 153 M€ pre-tax at 3/31/07 and for the Arkema capital employed by 2,406 M€ at 3/31/2006
● For the twelve months ended March 31, 2006

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group
Adjusted net operating income	8,621	2,888	828	12,337	13,075
Capital employed at 3/31/05*	17,877	8,735	6,603	33,215	39,703
Capital employed at 3/31/06*	23,282	11,296	7,187	41,765	49,615
ROACE	41.9%	28.8%	12.0%	32.9%	29.3%

*   at replacement cost (excluding after-tax inventory effect)
**  capital employed for Chemicals reduced for the Toulouse-AZF provision of 100 M€ pre-tax at 3/31/05 and 122 M€ pre-tax at 3/31/06 and for the Arkema capital employed by 2,204 M€ at 3/31/05 and 2,406 M€ at 3/31/2006
● For the full year 2006

in millions of euros	Upstream	Downstream	Chemicals **	Segments	Group
Adjusted net operating income	8,709	2,784	884	12,377	13,162
Capital employed at 12/31/05*	23,522	11,421	6,885	41,828	49,341
Capital employed at 12/31/06*	25,543	12,384	6,920	44,847	52,263
ROACE	35.5%	23.4%	12.8%	28.6%	25.9%

*   at replacement cost (excluding after-tax inventory effect)
**  capital employed for Chemicals reduced for the Toulouse-AZF provision of 133 M€ pre-tax at 12/31/05 and 176 M€ pre-tax at 12/31/06 and for the Arkema capital employed by 2,235 M€ at 12/31/2005

CONSOLIDATED BALANCE SHEET
TOTAL

	Amounts in millions of euros
	March 31, 2007	December 31,	March 31, 2006
	(unaudited)	2006	(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	4,685	4,705	4,836
Property, plant and equipment, net	41,049	40,576	40,244
Equity affiliates : investments and loans	13,667	13,331	13,059
Other investments	1,342	1,250	1,689
Hedging instruments of non-current financial debt	291	486	453
Other non-current assets	1,837	2,088	3,180

TOTAL NON-CURRENT ASSETS	62,871	62,436	63,461

CURRENT ASSETS
Inventories, net	11,377	11,746	12,672
Accounts receivable, net	18,132	17,393	19,642
Prepaid expenses and other current assets	6,414	7,247	6,969
Current financial assets	10,929	3,908	10,707
Cash and cash equivalents	2,962	2,493	4,313

TOTAL CURRENT ASSETS	49,814	42,787	54,303

TOTAL ASSETS	112,685	105,223	117,764

LIABILITIES & SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common shares	5,982	6,064	6,179
Paid-in surplus and retained earnings	42,963	41,460	41,809
Cumulative translation adjustment	(1,716)	(1,383)	744
Treasury shares	(4,363)	(5,820)	(5,562)

SHAREHOLDERS’ EQUITY — GROUP SHARE	42,866	40,321	43,170

Minority interests	868	827	913

TOTAL SHAREHOLDERS’ EQUITY	43,734	41,148	44,083

NON-CURRENT LIABILITIES
Deferred income taxes	7,118	7,139	7,228
Employee benefits	2,841	2,773	3,269
Other non-current liabilities	6,360	6,467	7,030

TOTAL NON-CURRENT LIABILITIES	16,319	16,379	17,527

NON-CURRENT FINANCIAL DEBT	13,836	14,174	13,491

CURRENT LIABILITIES
Accounts payable	14,972	15,080	15,559
Other creditors and accrued liabilities	14,188	12,509	14,377
Current borrowings	9,625	5,858	12,618
Other current financial liabilities	11	75	109

TOTAL CURRENT LIABILITIES	38,796	33,522	42,663

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	112,685	105,223	117,764

The comparative balance sheet as of March 31, 2006 includes the sub group Arkema which was spun-off as of May 18, 2006.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	1st quarter	4th quarter	1st quarter
Amounts in millions of euros (1)	2007	2006	2006

Sales	37,043	36,433	38,103
Excise taxes	(5,366)	(6,536)	(4,607)
Revenues from sales	31,677	29,897	33,496

Purchases, net of inventory variation	(19,709)	(18,863)	(20,442)
Other operating expenses	(4,652)	(4,613)	(4,750)
Exploration costs	(214)	(214)	(115)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,300)	(1,313)	(1,231)

Operating income
Corporate	(101)	(171)	(98)
Business segments *	5,903	5,065	7,056

Total operating income	5,802	4,894	6,958

Other income	96	400	261
Other expense	(64)	(299)	(85)

Financial interest on debt	(430)	(471)	(328)
Financial income from marketable securities and cash equivalents	294	375	271
Cost of net debt	(136)	(96)	(57)

Other financial income	128	141	106
Other financial expense	(67)	(83)	(51)
Income taxes	(3,090)	(3,001)	(3,813)
Equity in income (loss) of affiliates	469	344	444

Consolidated net income from continuing operations (Group without Arkema)	3,138	2,300	3,763

Consolidated net income from discontinued operations (Arkema)	—	—	8

Consolidated net income	3,138	2,300	3,771

Group share **	3,049	2,225	3,683
Minority interests	89	75	88

Earnings per share (euros)	1,35	0,98	1,59

Fully-diluted earnings per share (euros) ***	1,34	0,97	1,58

* Adjusted operating income from business segments	5,729	5,454	6,688

Adjusted net operating income from business segments	2,948	2,689	3,240

** Adjusted net income	2,992	2,737	3,376

*** Adjusted fully-diluted earnings per share (euros)	1,31	1,20	1,45

(1) Except for earnings per share

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL
(unaudited)

	1st quarter	4th quarter	1st quarter
Amounts in millions of euros	2007	2006	2006

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,138	2,300	3,771
Depreciation, depletion and amortization	1,438	1,210	1,444
Non-current liabilities, valuation allowances and deferred taxes	(27)	357	94
Impact of coverage of pension benefit plans	—	(142)	—
(Gains) Losses on sales of assets	(75)	(400)	(261)
Undistributed affiliates’ equity earnings	(330)	(308)	(375)
(Increase) Decrease in operating assets and liabilities	2,098	(942)	179
Other changes, net	146	48	(13)

CASH FLOW FROM OPERATING ACTIVITIES	6,388	2,123	4,839

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,123)	(3,041)	(2,161)
Acquisitions of subsidiaries, net of cash acquired	(20)	(22)	(69)
Investments in equity affiliates and other securities	(100)	(202)	(59)
Increase in non-current loans	(171)	(391)	(461)

Total expenditures	(2,414)	(3,656)	(2,750)
Proceeds from sale of intangible assets and property, plant and equipment	72	84	260
Proceeds from sale of subsidiaries, net of cash sold	—	18	—
Proceeds from sale of non-current investments	19	535	3
Repayment of non-current loans	153	434	134

Total divestitures	244	1,071	397

CASH FLOW USED IN INVESTING ACTIVITIES	(2,170)	(2,585)	(2,353)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
Parent company’s shareholders	5	23	471
Treasury shares	(273)	(659)	(1,118)
Minority shareholders	—	2	12
Cash dividends paid:
- Parent company’s shareholders	—	(1,977)	(10)
- Minority shareholders	(29)	(96)	(6)
Net issuance (repayment) of non-current debt	1,104	1,915	730
Increase (Decrease) in current borrowings	2,642	(5,917)	8,204
Increase (Decrease) in current financial assets and liabilities	(7,106)	7,295	(10,503)
Other changes, net	—	—	—

CASH FLOW USED IN FINANCING ACTIVITIES	(3,657)	586	(2,220)

Net increase (decrease) in cash and cash equivalents	561	124	266
Effect of exchange rates and changes in reporting entity	(92)	(206)	(271)
Cash and cash equivalents at the beginning of the period	2,493	2,575	4,318

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,962	2,493	4,313

The first quarter 2006 comparative consolidated statement of cash flows includes the sub-group Arkema which was spun-off on May 18, 2006.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL

			Paid-in
			surplus and	Cumulative
	Common shares issued		retained	translation	Treasury shares		Shareholders’	Minority	Total
(Amounts in millions of euros)	Number	Amount	earnings	adjustment	Number	Amount	equity	interests	equity

As of January 1, 2006	615,116,296	6,151	37,504	1,421	(34,249,332)	(4,431)	40,645	838	41,483

Net income for the first quarter	—	—	3,683	—	—	—	3,683	88	3,771
Items recognized directly in equity	—	—	155	(677)	—	—	(522)	(7)	(529)
Total excluding transactions with shareholders	—	—	3,838	(677)	—	—	3,161	81	3,242
Cash dividend	—	—	(10)	—	—	—	(10)	(6)	(16)
Issuance of common shares	2,827,663	28	439	—	—	—	467	—	467
Purchase of treasury shares	—	—	—	—	(5,500,000)	(1,190)	(1,190)	—	(1,190)
Sale of treasury shares (1)	—	—	4	—	502,932	59	63	—	63
Share-based payments	—	—	34	—	—	—	34	—	34
Transactions with shareholders	2,827,663	28	467	—	(4,997,068)	(1,131)	(636)	(6)	(642)
Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—
As of March 31, 2006	617,943,959	6,179	41,809	744	(39,246,400)	(5,562)	43,170	913	44,083

Net income from April 1, 2006 to December 31, 2006	—	—	8,085	—	—	—	8,085	279	8,364
Items recognized directly in equity	—	—	(192)	(1,918)	—	—	(2,110)	(37)	(2,147)
Total excluding transactions with shareholders	—	—	7,893	(1,918)	—	—	5,975	242	6,217
Four-for-one split of shares par value	1,845,348,888	—	—	—	(102,747,996)	—	—	—	—
Spin-off of Arkema	—	—	(2,061)	(209)	—	16	(2,254)	(8)	(2,262)
Cash dividend	—	—	(3,989)	—	—	—	(3,989)	(320)	(4,309)
Issuance of common shares	9,495,106	2	30	—	—	—	32	—	32
Purchase of treasury shares	—	—	—	—	(72,720,684)	(2,905)	(2,905)	—	(2,905)
Sale of treasury shares (1)	—	—	(4)	—	6,494,373	173	169	—	169
Share-based payments	—	—	123	—	—	—	123	—	123
Transactions with shareholders	1,854,843,994	2	(5,901)	(209)	(168,974,307)	(2,716)	(8,824)	(328)	(9,152)
Cancellation of repurchased shares	(47,020,000)	(117)	(2,341)	—	47,020,000	2,458	—	—	—
As of December 31, 2006	2,425,767,953	6,064	41,460	(1,383)	(161,200,707)	(5,820)	40,321	827	41,148

Net income for the first quarter	—	—	3,049	—	—	—	3,049	89	3,138
Items recognized directly in equity	—	—	57	(333)	—	—	(276)	(19)	(295)
Total excluding transactions with shareholders	—	—	3,106	(333)	—	—	2,773	70	2,843
Cash dividend	—	—	—	—	—	—	—	(29)	(29)
Issuance of common shares	149,331	—	4	—	—	—	4	—	4
Purchase of treasury shares	—	—	—	—	(6,000,000)	(306)	(306)	—	(306)
Sale of treasury shares (1)	—	—	4	—	886,836	29	33	—	33
Share-based payments	—	—	41	—	—	—	41	—	41
Transactions with shareholders	149,331	—	49	—	(5,113,164)	(277)	(228)	(29)	(257)
Cancellation of repurchased shares	(33,005,000)	(82)	(1,652)	—	33,005,000	1,734	—	—	—
As of March 31, 2007	2,392,912,284	5,982	42,963	(1,716)	(133,308,871)	(4,363)	42,866	868	43,734

(1) Treasury shares related to the stock option purchase plans

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros
1st quarter 2007	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,234	26,801	4,995	13		37,043
Intersegment sales	4,743	1,243	232	42	(6,260)	—
Excise taxes	—	(5,366)	—	—		(5,366)

Revenues from sales	9,977	22,678	5,227	55	(6,260)	31,677

Operating expenses	(4,724)	(21,307)	(4,655)	(149)	6,260	(24,575)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(878)	(291)	(124)	(7)		(1,300)

Operating income	4,375	1,080	448	(101)	—	5,802

Equity in income (loss) of affiliates and other items	270	54	23	215		562
Tax on net operating income	(2,684)	(337)	(148)	32		(3,137)

Net operating income	1,961	797	323	146		3,227

Net cost of net debt						(89)
Minority interests						(89)

Net income from continuing operations Group share						3,049

Net income from discontinued operations Group share						—

Net income Group share						3,049

1st quarter 2007
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	—	—	—	—		—
Intersegment sales	—	—	—	—		—
Excise taxes	—	—	—	—		—

Revenues from sales						—

Operating expenses	—	107	67	—		174
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	—	—		—

Operating income (1)	—	107	67	—		174

Equity in income (loss) of affiliates and other items (2)	—	18	(1)	(76)		(59)
Tax on net operating income	—	(36)	(22)	—		(58)

Net operating income (1)	—	89	44	(76)		57

Net cost of net debt						—
Minority interests						—

Net income from continuing operations Group share						57

Net income from discontinued operations Group share						—

Net income Group share						57

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	107	67	—
On net operating income	—	89	44	—

(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(76)

1st quarter 2007
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,234	26,801	4,995	13		37,043
Intersegment sales	4,743	1,243	232	42	(6,260)	—
Excise taxes	—	(5,366)	—	—		(5,366)

Revenues from sales	9,977	22,678	5,227	55	(6,260)	31,677

Operating expenses	(4,724)	(21,414)	(4,722)	(149)	6,260	(24,749)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(878)	(291)	(124)	(7)		(1,300)

Operating income	4,375	973	381	(101)		5,628

Equity in income (loss) of affiliates and other items	270	36	24	291		621
Tax on net operating income	(2,684)	(301)	(126)	32		(3,079)

Net operating income	1,961	708	279	222		3,170

Net cost of net debt	—	—	—	—		(89)
Minority interests	—	—	—	—		(89)
Net income from continuing operations Group share	—	—	—	—		2,992

Net income from discontinued operations Group share	—	—	—	—		—

Net income Group share	—	—	—	—		2,992

1st quarter 2007	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,989	244	173	8		2,414
Divestitures at selling price	173	22	47	2		244
Cash flow from operating activities	4,335	1,905	107	41		6,388

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros
1st quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,714	27,692	4,689	8	—	38,103
Intersegment sales	5,400	1,335	152	43	(6,930)	—
Excise taxes	—	(4,607)	—	—	—	(4,607)

Revenues from sales	11,114	24,420	4,841	51	(6,930)	33,496

Operating expenses	(4,680)	(22,931)	(4,486)	(140)	6,930	(25,307)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(833)	(260)	(129)	(9)	—	(1,231)

Operating income	5,601	1,229	226	(98)	—	6,958

Equity in income (loss) of affiliates and other items	383	74	17	201	—	675
Tax on net operating income	(3,454)	(373)	(55)	53	—	(3,829)

Net operating income	2,530	930	188	156	—	3,804

Net cost of net debt	—	—	—	—	—	(41)
Minority interests	—	—	—	—	—	(88)

Net income from continuing operations Group share	—	—	—	—	—	3,675

Consolidated net income from discontinued operations	—	—	—	—	—	8

Net income Group share	—	—	—	—	—	3,683

1st quarter 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	—	—	—	—	—	—

Operating expenses	—	373	(5)	—	—	368
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	—	—	—	—

Operating income (1)	—	373	(5)	—	—	368

Equity in income (loss) of affiliates and other items (2)	195	18	1	(81)	—	133
Tax on net operating income	(65)	(111)	2	—	—	(174)

Net operating income (1)	130	280	(2)	(81)	—	327

Net cost of net debt	—	—	—	—	—	—
Minority interests	—	—	—	—	—	(1)

Net income from continuing operations Group share	—	—	—	—	—	326

Consolidated net income from discontinued operations	—	—	—	—	—	(19)

Net income Group share	—	—	—	—	—	307

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1)	Of which inventory valuation effect
	On operating income	—	373	—	—
	On net operating income	—	280	1	—

(2)	Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(83)

1st quarter 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,714	27,692	4,689	8	—	38,103
Intersegment sales	5,400	1,335	152	43	(6,930)	—
Excise taxes	—	(4,607)	—	—	—	(4,607)

Revenues from sales	11,114	24,420	4,841	51	(6,930)	33,496

Operating expenses	(4,680)	(23,304)	(4,481)	(140)	6,930	(25,675)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(833)	(260)	(129)	(9)	—	(1,231)

Operating income	5,601	856	231	(98)	—	6,590

Equity in income (loss) of affiliates and other items	188	56	16	282	—	542
Tax on net operating income	(3,389)	(262)	(57)	53	—	(3,655)

Net operating income	2,400	650	190	237	—	3,477

Net cost of net debt	—	—	—	—	—	(41)
Minority interests	—	—	—	—	—	(87)

Net income from continuing operations Group share	—	—	—	—	—	3,349

Consolidated net income from discontinued operations	—	—	—	—	—	27

Net income Group share	—	—	—	—	—	3,376

1st quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,081	321	324	24		2,750
Divestitures at selling price	353	13	28	3		397
Cash flow from operating activities	3,831	1,201	(37)	(156)		4,839

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros
4th quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,960	26,861	4,610	2		36,433
Intersegment sales	4,982	1,044	212	50	(6,288)	—
Excise taxes	—	(6,536)	—	—	—	(6,536)

Revenues from sales	9,942	21,369	4,822	52	(6,288)	29,897

Operating expenses	(4,746)	(20,592)	(4,425)	(215)	6,288	(23,690)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(866)	(305)	(134)	(8)		(1,313)

Operating income	4,330	472	263	(171)		4,894

Equity in income (loss) of affiliates and other items	324	151	(177)	205		503
Tax on net operating income	(2,769)	(264)	(38)	14		(3,057)

Net operating income	1,885	359	48	48		2,340

Net cost of net debt						(40)
Minority interests						(75)

Net income from continuing operations Group share						2,225

Consolidated net income from discontinued operations						—

Net income Group share						2,225

4th quarter 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	(278)	(100)	(7)		(385)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(11)	—		(11)

Operating income (1)	—	(278)	(111)	(7)		(396)

Equity in income (loss) of affiliates and other items (2)	—	155	(178)	(104)		(127)
Tax on net operating income	—	(67)	82	(11)		4

Net operating income (1)	—	(190)	(207)	(122)		(519)

Net cost of net debt						—
Minority interests						7

Net income from continuing operations Group share						(512)

Consolidated net income from discontinued operations						—

Net income Group share						(512)

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1)	Of which inventory valuation effect
	On operating income	—	(278)	(111)	—
	On net operating income	—	(364)	(77)	—

(2)	Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(58)

4th quarter 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,960	26,861	4,610	2		36,433
Intersegment sales	4,982	1,044	212	50	(6,288)	—
Excise taxes	—	(6,536)	—	—	—	(6,536)

Revenues from sales	9,942	21,369	4,822	52	(6,288)	29,897

Operating expenses	(4,746)	(20,314)	(4,325)	(208)	6,288	(23,305)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(866)	(305)	(123)	(8)		(1,302)

Operating income	4,330	750	374	(164)		5,290

Equity in income (loss) of affiliates and other items	324	(4)	1	309		630
Tax on net operating income	(2,769)	(197)	(120)	25		(3,061)

Net operating income	1,885	549	255	170		2,859

Net cost of net debt						(40)
Minority interests						(82)

Net income from continuing operations Group share						2,737

Consolidated net income from discontinued operations						—

Net income Group share						2,737

4th quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,638	703	293	22	—	3,656
Divestitures at selling price	523	275	29	244	—	1,071
Cash flow from operating activities	1,788	261	725	(651)	—	2,123

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

				1st quarter
	1st quarter 2007			2006
			Consolidated
Amounts in millions of euros	Adjusted	Adjustments	statement of income	Adjusted

Sales	37,043	—	37,043	38,103
Excise taxes	(5,366)	—	(5,366)	(4,607)
Revenues from sales	31,677	—	31,677	33,496

Purchases, net of inventory variation	(19,883)	174	(19,709)	(20,815)
Other operating expenses	(4,652)	—	(4,652)	(4,745)
Exploration costs	(214)	—	(214)	(115)

Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,300)	—	(1,300)	(1,231)

Operating income
Corporate	(101)	—	(101)	(98)
Business segments	5,729	174	5,903	6,688

Total operating income	5,628	174	5,802	6,590

Other income	96	—	96	66
Other expense	(64)	—	(64)	(85)

Financial interest on debt	(430)	—	(430)	(328)
Financial income from marketable securities and cash equivalents	294	—	294	271
Cost of net debt	(136)	—	(136)	(57)

Other financial income	128	—	128	106
Other financial expense	(67)	—	(67)	(51)
Income taxes	(3,032)	(58)	(3,090)	(3,639)
Equity in income (loss) of affiliates	528	(59)	469	506

Consolidated net income from continuing operations (Group without Arkema)	3,081	57	3,138	3,436

Consolidated net income from discontinued operations (Arkema)	—	—	—	27

Consolidated net income	3,081	57	3,138	3,463

Group share	2,992	57	3,049	3,376
Minority interests	89	—	89	87